(logo)OPPENHEIMERFUNDS
Robert G. Zack                               OppenheimerFunds, Inc.
Senior Vice President and                    Two World Trade Center, 34th Floor
Associate General Counsel                    New York, NY 10048-0203
                                             212 323-2000  Fax 212 323-0558



                                             March 21, 1997


Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

         Re:      Rochester Fund Municipals (the "Registrant")
                  File No. 811-03614
                  Registration No. 33-3692

To the Securities and Exchange Commission:

         An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of the Registrant on March 14, 1997 at 17:15 (accession number 0000876409-97-000026). The filing consisted of documents comprising Post-Effective Amendment No. 19 to the Registrant's 1933 Act Registration
Statement on Form N-1A and Amendment No. 24 to its 1940 Act Registration Statement (the "Amendment").

         Pursuant to Rule 477 of the 1933 Act, we are hereby requesting the withdrawal of the Amendment filing. The reason for the withdrawal is that such filing is an exact duplicate of the filing accepted at 16:25 on March 14, 1997 (accession number 0000876409-97-000025) and there is no need for such duplication.

         If you have any questions regarding this filing, please contact Patricia C. Foster, Esq. at (800) 552-1149.

                                           Sincerely yours,


                                           /s/Robert G. Zack
                                           -----------------------------
                                           Robert G. Zack
                                           Assistant Secretary of the
                                           Registrant and Attorney-in-Fact